EXHIBIT 99.2

To the shareholders of Molecular Partners AG (Company) Invitation to the Annual General Meeting 2022 Wednesday, April 13 , 2022 , 2 : 00 p . m . Molecular Partners AG, 5 th Floor, Wagistrasse 14 , 8952 Schlieren , Switzerland Due to the ongoing COVID pandemic, the Board of Directors has decided to conduct the annual general meeting 2022 in accordance with Article 8 of the Federal Act on the Statutory Principles for Federal Council Ordinances on Combating the COVID - 19 Epidemic (COVID - 19 Act) and Article 27 of the Ordinance 3 on Measures to Combat the Coronavirus (COVID - 19 ) (COVID - 19 Ordinance 3 ) without the physical presence of shareholders . As a result, shareholders of Molecular Partners AG may exercise their rights at the annual general meeting 2022 exclusively via written or electronically submitted instructions to the independent proxy . Agenda and Proposals of the Board of Directors 1. Approval of the Annual Report and the Annual Financial Statements for the Financial Year 2021 The Board of Directors proposes to approve the Annual Report 2021 and the Annual Financial Statements 2021. Explanations The Annual Report 2021 includes the IFRS Consolidated Financial Statements (pages 83 ff . of the Annual Report 2021 ) and the Company Only Financial Statements (pages 135 ff . of the Annual Report 2021 ) . 2. Consultative Vote on the Compensation Report The Board of Directors proposes to approve the Compensation Report 2021 in a consultative vote. Explanations The Compensation Report 2021 is included in the Annual Report 2021 (pages 67 ff . ) . The Board of Directors has decided, in accordance with the Swiss Code of Best Practice for Corporate Governance, to submit the Compensation Report to shareholders for a separate consultative vote in addition to the binding approvals of the compensation amounts under agenda item 9 . 3. Appropriation of Net Loss The Board of Directors proposes to carry forward the net loss of CHF 58,631,686 thereby bringing the loss carried forward position from CHF 157,899,662 to CHF 216,531,348. 4. Discharge of the Board of Directors and the Management Board The Board of Directors proposes that its members and the members of the Management Board be granted discharge for their activities in the financial year 2021.

2|7 5. Authorized Share Capital The Board of Directors proposes that (i) the authorized share capital of the Company be renewed for a period of two years until April 13 , 2024 , (ii) the maximum amount of the authorized share capital of the Company shall be CHF 807 , 316 . 20 and (iii) Article 3 a of the Articles of Incorporation 1 be amended accordingly as follows ( changes marked ) : Article 3a - Present version Article 3a - Requested new version Authorized Share Capital Authorized Share Capital 1 The board of directors is authorized to increase the share capital, at any time until April 21 , 2023 , by a maximum amount of CHF 428 , 675 by issuing a maximum of 4 , 286 , 750 fully paid up registered shares with a par value of CHF 0 . 10 each . An increase of the share capital in partial amounts shall be permissible . The rest of Article 3a remains unchanged. The board of directors is authorized to increase the share capital, at any time until April 13 , 2024 , by a maximum amount of CHF 807 , 316 . 20 by issuing a maximum of 8 , 073 , 162 fully paid up registered shares with a par value of CHF 0 . 10 each . An increase of the share capital in partial amounts shall be permissible . The rest of Article 3a remains unchanged. Explanations The Board of Directors proposes to renew the authorized share capital for an additional period of two years . The existing authorized share capital has been partially used for the listing by the Company of American Depositary Shares in the United States in June 2021 . As per consistent practice since the initial public offering of the Company on the SIX Swiss Exchange in 2014 , the Board of Directors proposes to maintain an authorized share capital representing approximately 25 % of the Company’s ordinary share capital . For a growing biotech company, it is imperative to maintain a reasonable level of financing flexibility . In addition, given the uncertainties around the entering into force of the revised Swiss corporate law in 2023 , which will permit the introduction of a so - called capital range ( Kapitalband ) instead of the authorized share capital, the Board of Directors proposes to renew the authorized share capital already now instead of next year in order to have a solid basis during the transitional period . If, upon entering into force of the new law, shareholders should adopt a capital range, the authorized share capital would lapse automatically . 6. Re - Elections to the Board of Directors as well as the Nomination and Compensation Committee 1. Re - Elections to the Board of Directors The Board of Directors proposes the re - elections of: 1. William (Bill) Burns; 2. Agnete B. Fredriksen; 3. Dominik Höchli; 4. Steven H. Holtzman; 5. Sandip Kapadia; 6. Vito J. Palombella; 7. Michael Vasconcelles; and 8. Patrick Amstutz; each as a member of the Board of Directors for a term of office of one year until the conclusion of the annual general meeting 2023. All re - elections are held individually. 1 https://investors.molecularpartners.com/corporate - governance/documents - and - charters

3|7 Explanations For biographical details on the candidates please refer to the Company’s website 2 or on pages 52 ff . of the Annual Report 2021 . Please note that Patrick Amstutz as CEO of the Company is not and will not be member of any committee of the Board of Directors . 2. Re - Election of the Chairman of the Board of Directors The Board of Directors proposes the re - election of William (Bill) Burns as Chairman of the Board of Directors for a term of office of one year until the conclusion of the annual general meeting 2023 . 3. Re - Elections to the Nomination and Compensation Committee The Board of Directors proposes the re - elections of : 1. William (Bill) Burns; 2. Steven H. Holtzman; and 3. Michael Vasconcelles; each as a member of the Nomination and Compensation Committee, for a term of office of one year until the conclusion of the annual general meeting 2023 . All re - elections are held individually . Explanations If William (Bill) Burns is re - elected, the Board of Directors intends to re - appoint him as chairperson of the Nomination and Compensation Committee. 7. Re - Election of the Statutory Auditors The Board of Directors proposes to re - elect KPMG AG, Zurich, as statutory auditors for the financial year 2022 . 8. Re - Election of the Independent Proxy The Board of Directors proposes to re - elect Anwaltskanzlei Keller KLG, Zurich, as the independent proxy for a term of office until the conclusion of the annual general meeting 2023 . 2 https://www.molecularpartners.com/about - us/

4|7 9. Approval of the Compensation Amounts for the Board of Directors and the Management Board 1. Approval of the Compensation Amount for the Board of Directors for the Next Term of Office The Board of Directors proposes to approve the maximum aggregate amount of CHF 1 , 091 , 400 as compensation for the Board of Directors for the term of office from the annual general meeting 2022 until the annual general meeting 2023 . Explanations How is the proposed maximum compensation composed? The compensation for the Board of Directors is expected to consist of (i) a fee in cash in an aggregate amount of up to CHF 397 , 800 and (ii) an allocation of restricted share units (RSUs) in an aggregate amount of up to CHF 693 , 600 , for the work of the Board of Directors and its committees . RSUs are subject to a three - year blocking period . For purposes of this proposal, the RSUs will be valued as of the grant date . The maximum amount includes estimated social security contributions, except for mandatory employer contributions to state social security institutions 3 . Additional information on the compensation model for the Board of Directors may be found in the Compensation Report 2021 . Does the proposed maximum amount represent an increase compared to the previous reference period? No, the above proposed maximum aggregate compensation remains unchanged compared to the compensation amount 2021 . Will the effective pay - out be disclosed? Yes, the actual pay - out to the members of the Board of Directors for the term of office from the annual general meeting 2022 to the annual general meeting 2023 will be disclosed in the Compensation Report 2022 and the Compensation Report 2023 . 9.2 Approval of the Fixed Compensation Amount for the Management Board from July 1, 2022 until June 30, 2023 The Board of Directors proposes to approve the maximum aggregate amount of CHF 2 , 555 , 434 as fixed compensation for the members of the Management Board for the period from July 1 , 2022 until June 30 , 2023 . Explanations How is the proposed maximum compensation composed? The proposed fixed compensation for the Management Board shall consist of a fixed compensation in cash, which includes the base salaries as well as social security and pension contributions, except for the mandatory employer contributions to state social security institutions 4 . Additional information on the compensation model for the Management Board can be found in the Compensation Report 2021 . As announced on March 15 , 2022 , the Board of Directors appointed two new members to the Management Board with effect as of July 1 , 2022 , thereby increasing the number of members of the Management Board from four to six . As a result, the proposed 3 Molecular Partners will be obliged to make employer contributions to social security insurance (providing for old age, unemployment, handicap, etc . ) in addition to the compensation of the members of the Board of Directors, pursuant to applicable mandatory law . Based on currently applicable contribution rates and assuming vesting of all RSUs, the employer contributions relating to fixed and long - term compensation are expected not to exceed CHF 50 , 622 in the aggregate . 4 Molecular Partners will be obliged to make employer contributions to social security insurance (providing for old age, unemployment, handicap, etc . ) in addition to the compensation of the members of the Management Board pursuant to applicable mandatory law . As an estimate based on currently applicable contribution rates the employer contributions are expected not to exceed (i) with respect to the fixed compensation CHF 198 , 266 , and (ii) with respect to the variable compensation (assuming maximum target achievement and maximum vesting of the PSUs) CHF 351 , 878 .

5|7 maximum aggregate compensation amount mentioned above newly includes the compensation to be paid to six members of the Management Board . Does the proposed maximum amount represent an increase compared to the previous reference period? Yes, compared to the amount approved by the shareholders at the last annual general meeting 2021 (CHF 1 , 699 , 500 ) for the previous reference period (July 1 , 2021 to June 30 , 2022 ), the proposed maximum aggregate compensation amount for the Management Board with newly six members instead of previously four members represents an increase of 50% . On an individual basis, the average amount per member of the Management Board represents a minimal increase of 0 . 2 % compared to the average amount per member approved by the shareholders at the annual general meeting 2021 . Will the effective pay - out be disclosed? Yes, the actual fixed aggregate compensation pay - out to the members of the Management Board for the period from 1 July 2022 until 30 June 2023 will be disclosed in the Compensation Report 2022 and in the Compensation Report 2023 . 9.3 Approval of the Variable Compensation Amount for the Management Board for the Current Financial Year The Board of Directors proposes to approve the maximum aggregate amount of CHF 3 , 909 , 756 as variable compensation for the members of the Management Board for the current financial year . Explanations How is the proposed maximum compensation composed? The proposed maximum variable compensation newly includes the maximum compensation for six members of the Management Board (versus four members in 2021 ) 5 . The proposed maximum variable compensation consists of a variable short - term compensation in cash (bonus) and a variable long - term incentive (LTI) compensation in the form of performance share units (PSUs), as well as estimated social security and pension contributions, except for the mandatory employer contributions to state social security institutions . Does the proposed maximum amount represent an increase compared to the previous reference period? Yes, compared to the amount approved by shareholders at the last annual general meeting 2021 (CHF 2 , 194 , 435 ) for the financial year 2021 for four members of the Management Board, the proposed maximum aggregate compensation amount for the Management Board with newly six members instead of previously four members represents an increase of 78 . 2% . On an individual basis, the average amount per member of the Management Board (six members) represents a potential increase of 18 . 8 % compared to the average amount per member approved by the shareholders at the annual general meeting 2021 (for four 4 members) . What are the reasons for this increase? The reason for this increase is the increase of the cap for the maximum overachievement for the bonus and the long - term incentive compensation from 120 % in 2021 to 150 % in 2022 . The Company decided to increase the cap for the maximum overachievement for bonus and PSUs to strengthen its position in the competition for new and existing talents while further aligning variable compensation outcomes with shareholder experience . This 5 Please refer to the explanations in agenda item 9.2 above.

6|7 decision is fully backed by the results of a benchmark study performed for the Company by a leading compensation advisory firm in February 2022 which analyzed three different peer groups : (1) NASDAQ listed biotech companies, (2) European (incl . Swiss) and dual listed biotech companies and (3) cross - industry companies listed in Switzerland . The benchmark study showed that the cap for the maximum overachievement for bonus at median of the three peer groups is between 150 % and 170% . The benchmark study further showed that the cap for the LTI maximum overachievement (vesting multiple) at median of the three peer groups is between 150 % and 200% . Please note that the increase of the caps does not mean that the effective compensation to be paid to the members of the Management Board will indeed be higher in 2022 compared to 2021 but only that the potential for overachievement for bonus and PSUs will be newly capped at 150% . Please also note that the target bonus (in % of the base salary) and the LTI target grant for the existing members of the Management Board remain unchanged in 2022 compared to 2021 . Please note further that in the context of the increase of the LTI cap to 150% , the Board of Directors has decided to sharpen the performance considerations under the LTI 6 . To better balance internal and external views on company value creation, LTI vesting will be 80 % based on achievements of corporate goals and 20 % on relative TSR . Finally, please note that on page 80 of the Compensation Report 2021 , the Company has disclosed the achievement ratios of the bonus and the PSUs since 2015 . This disclosure shows that the Board of Directors has always been very reasonable in the assessment of the achievement ratio . What are the key elements of the PSU plan and how are PSUs valued for the purpose of this proposal? PSUs are subject to a three - year vesting period . At the vesting date, the members of the Management Board may receive between zero and 1 . 5 (previously 1 . 2 ) of the Company shares per PSU based on the achievement of predetermined performance criteria for the financial year 2022 . The PSUs will be valued as of the grant date . For purposes of this proposal, the valuation will be based on the issuance of 1 . 5 shares for each PSU, i . e . assuming maximum target achievement, however, excluding any share price development over the vesting period . The proposal also assumes maximum target achievement for 150 % for the variable short - term compensation (bonus) . Will the effective achievement ratio of the bonus and the long - term compensation (PSUs) be disclosed? Yes, as mentioned above, the Compensation Report 2021 discloses the achievement ratio of the bonus and the PSUs of the past years, and the Company intends to continue disclosing the effective achievement ratio for the financial year 2022 in the Compensation Report 2022 . The annual general meeting 2022 will be conducted in English. Schlieren, March 17, 2022 William (Bill) Burns, Chairman of the Board of Directors 6 The LTI scorecard 2021 capped at 120 % was comprised of corporate goal achievements accounting for up to 80 % as well as other long - term value driving milestones outside of the corporate goals and the share price appreciation relative to NBIS/SPI (relative TSR), each accounting for up to 20 % of LTI vesting . Going forward, the LTI scorecard 2022 will be capped at 150 % and organized in a way that 80 % of the vesting factor is based on the achievement of corporate goals and 20 % on relative TSR .

7|7 Organizational Information Documents The Annual Report 2021 , which is published only in English and includes the Compensation Report as well as the reports of the statutory auditors, is available for inspection at the domicile of Molecular Partners AG, Wagistrasse 14 , 8952 Schlieren (Zurich) . It is also available on the Company’s website : www . molecularpartners . com . Shareholders Entitled to Vote Shareholders registered with voting rights in the share register as of April 5 , 2022 , 5 : 00 p . m . , CEST, will be authorized to vote at the Annual General Meeting 2022 through the independent proxy (see below) . Representation and Proxy In line with the applicable Swiss regulation, the Company has decided that this year’s Annual General Meeting will be conducted solely by voting through the independent proxy and without physical attendance of shareholders . By granting power of attorney to the independent proxy, Anwaltskanzlei Keller KLG, Splügenstrasse 8 , 8002 Zurich, your voting rights are fully guaranteed without you having to physically attend the Annual General Meeting . Shareholders wishing such representation by the independent proxy are asked to either : - sign the enclosed proxy form and send it, together with any voting directives, to the Company's share registrar held by areg . ch ag (see below) ; or - issue proxies and voting instructions to the independent proxy via the Internet . Enter https : //molecularpartners . netvote . ch in your browser and follow the user prompts on the display . You have the same reply options as with the paper format . You will find your personal access data (ID and password) for the initial registration on the registration form . Proxies and any changes to voting directives may be issued until April 8 , 2022 , 11 : 59 a . m . , CEST . In the absence of specific voting instructions on the proxy form, general authorization is granted to the independent proxy to vote the shares in favor of the proposals of the Board of Directors . This also applies to proposals which are not included in this invitation and might be submitted during the Annual General Meeting 2022 . Entries in the Share Register – Trading of Shares No entries will be made in the share register in the period from April 6 , 2022 until the end of the Annual General Meeting 2022 . However, shares may be traded without restrictions . Shareholders who sell part or all of their shares prior to the Annual General Meeting 2022 are no longer entitled to vote to that extent . Future electronic receipt of AGM invitation If you would like to receive invitations to the Company`s annual general meetings electronically in the future, you can access the instruction issuance system under https : //molecularpartners . netvote . ch and select the option “Delivery method” . The login details can be found on the enclosed reply slip . Questions Please direct your administrative questions directly to our share registrar (areg . ch ag, Fabrikstrasse 10 , 4614 Hägendorf, Tel + 41 62 209 16 60 , e - mail : info@areg . ch) .